Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-184382

Supplementing the Preliminary Prospectus Supplement dated November 12, 2013 (to Prospectus dated

October 11, 2012)

AIR LEASE CORPORATION

$700,000,000 3.375% Senior Notes due 2019

Pricing Term Sheet

Date: November 12, 2013

Issuer:	Air Lease Corporation
Security Description:	3.375% Senior Notes due 2019
Principal Amount:	$700,000,000
Net Proceeds (before expenses):	$694,806,000
Maturity Date:	January 15, 2019
Coupon:	3.375%
Issue Price:	99.858% of face amount
Yield to Maturity:	3.406%
Benchmark Treasury Spot / Yield:	99-00+ / 1.456%
Spread to Benchmark Treasury:	195 basis points
Benchmark Treasury:	UST 1.250% due October 31, 2018
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2014 (short first coupon)
Optional Redemption:

Make-whole call at T+30 basis points

During the 30 day period preceding the maturity date, the Company may redeem the Notes in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption.

Change of Control Repurchase Event:

Putable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such payment date.

Use of Proceeds:

We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness.  Affiliates of the underwriters may receive a portion of the net proceeds, to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders.

Trade Date:	November 12, 2013
Settlement Date:

November 19, 2013 (T+5).  It is expected that delivery of the notes will be made to investors on or about November 19, 2013, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as ‘‘T+5’’). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

CUSIP:	00912XAL8
ISIN:	US00912XAL82

Denominations/Multiples:	$2,000 x $1,000
Ratings*:	S&P: BBB- (Stable) / Kroll: A- (Stable)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Barclays Capital Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co., LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Fifth Third Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling toll-free at 1-800-831-9146, or by email at batprospectusdept@citigroup.com, (ii) Goldman, Sachs & Co. Attn: Prospectus Department, 200 West Street, New York, NY 10282, by facsimile at 212-902-9316,  by email at: prospectus-ny@ny.email.gs.com or calling toll-free at 1-866-471-2526, (iii) J.P. Morgan Securities LLC at 383 Madison Ave. New York, NY 10179 or calling collect at 212-834-4533 or (iv) Merrill Lynch, Pierce, Fenner & Smith Incorporated at: dg.prospectus_requests@baml.com or calling toll-free 1-800-294-1322.

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